Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

OZ Saferooms Technology, Inc.
3216 South East 30th Street
Del City, OK 73115
https://www.ozsaferooms.com/
Up to $1,235,000 in Common Stock at $5.00
Minimum Target Amount: $20,000.00
Deadline: May 1st, 2026

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: OZ Saferooms Technology
Address: 3216 South East 30th Street, Del City, OK 73115
State of Incorporation: Oklahoma
Date Incorporated: October 18, 2010
Contact Info: OZ Saferooms
      Address: 3216 SW 30th Street Del City Oklahoma, 73715
      Tel: (405) 672-8400
      Email: jcaruso@ozsaferooms.com
      Attention: James Caruso

Terms:

Equity

Offering Minimum: $20,000.00
Offering Maximum: $1,235,000
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $500

Offering Terms

The Company is offering up to 247,000 shares of Common Stock, at $5.00 per share for maximum gross proceeds of $1,235,000. Certain investors may receive bonus shares at no additional cost under the Company's published bonus share program. If all eligible investors qualified for the maximum bonus, up to 79,040 additional shares could be issued, resulting in a total of 326,040 shares outstanding after the offering. Bonus shares will not increase the gross proceeds of the offering.

Bonus Shares

Bonus shares are awarded without additional consideration to investors who meet the stated eligibility thresholds. The issuance of bonus shares will increase the total number of shares outstanding and dilute existing shareholders. Because bonus shares are provided without payment, they do not increase the gross proceeds of the offering. Following the close of the Offering, the Company will disclose in Form C-U both the total number of offering shares sold and the total number of bonus shares awarded.

Fractional Shares and Oversubscriptions

The Company will not issue fractional shares. Any fractional share amounts will be rounded down to the nearest whole share, and no cash or other consideration will be paid for fractional shares. The Company will not accept investments in excess of the maximum offering amount. Any subscriptions received after the maximum has been reached will be returned without interest.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Loyalty Bonus *: Existing OZ Saferooms Tech., Inc. Shareholders are eligible for 10% bonus shares.

Time-Based Perks *

Early Bird 1: Invest $5,000+ within the first 2 weeks and receive 5% bonus shares

Early Bird 2: Invest $10,000+ within the first 2 weeks and receive 8% bonus shares

Early Bird 3: Invest $25,000+ within the first 2 weeks and receive 10% bonus shares

Early Bird 4: Invest $50,000+ within the first 2 weeks and receive 15% bonus shares

Flash Perk 1: Invest $2,500+ between days 35 - 40 and receive 3% bonus shares

Flash Perk 2: Invest $2,500+ between days 60 - 65 and receive 2% bonus shares

Amount-Based Perks

Community Guardian: Invest $5,000+ at any time during the campaign and receive exclusive updates + 4% bonus shares.

Protector Package: Invest $10,000+ at any time during the campaign and receive exclusive updates + 7% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Investors using self-directed IRAs are not eligible to receive non-share perks (such as exclusive updates or gifts) due to IRS restrictions on self-dealing. However, they may still receive bonus shares, as bonus shares are securities issued under this Offering. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The Company and its Business

Company Overview

OZ Saferooms Technologies, Inc. is a corporation that manufactures a patented, above-ground, steel-reinforced, monolithically poured concrete emergency tornado shelters. These structures are designed with 18" thick concrete ceilings and 8" to 10" thick concrete walls and 10" thick concrete base to protect people during tornadoes, hurricanes, and other catastrophic weather events. The Company's business model is centered on direct-to-consumer sales and custom installation services, with a focus on homeowners, businesses, and institutions in tornado-prone regions of the United States. Its signature product, the OZ Saferoom, we believe is the only above-ground concrete shelter to meet and exceed FEMA 320, FEMA 361, and ICC-500 tornado shelter standards. Unlike traditional multi-step poured or modular shelters, OZ Saferooms are built using a proprietary continuous pour method that eliminates structural seams, greatly enhancing impact resistance. The company operates from its headquarters and fabrication facility in Del City, Oklahoma, which supports local and out-of-state installations as well as prefabricated product deliveries. OZ Saferooms owns U.S. Patent No. 10,584,509 B1, covering both the structure and method of manufacture. With over 25 years of field-tested performance, including surviving a direct hit from an F5 tornado in Moore Oklahoma, sustaining no damage and saving lives (a mitigation success story for FEMA) , OZ Saferooms has established itself as a proven leader in extreme weather protection.

Since inception, OZ Saferooms Technologies Inc. has generated approximately $18 million in gross sales, with advertising expenses averaging under 4% of sales, and has sold a total of 1890 saferooms through July 2025.

Industry and Competition

Industry
OZ Saferooms operates within the residential and commercial storm shelter and disaster mitigation industry, a sector that is becoming increasingly vital due to the rising frequency and severity of tornadoes and extreme weather events in the U.S. FEMA estimates that 30 to 50 million homes across the country are candidates for saferooms, with a potential market size exceeding $180 billion. Approximately one-third of the 126 million U.S. homes lie in high-risk tornado zones. Government grants, low-interest financing, and tax incentives further drive demand for compliant, high-performance storm protection solutions.

Competition
The Company's primary competitors are manufacturers of "storm shelters" made from steel, fiberglass, or segmented concrete. These include companies producing below-ground cellars and above-ground shelters with joints, bolted or welded construction. "Storm Shelters" were originally designed and offered to reduce injuries within the vicinity of tornadoes. Some of these products failed causing injuries and death. Knowing the true statistics, FEMA searched for a way that an above ground structure could be made seamlessly with concrete to protect people from the direct hit of and the devastation carried in an F5 tornado. They found OZ Saferoom inventor Andrew J. Zagorski who is capable of building monolithic concrete structures. This type of seamless construction defies standard building practices and codes. FEMA commissioned Andrew to provide an above ground monolithic structure to protect life in tornadic areas. Within days, the first seamless, above ground saferoom was poured, then tested by FEMA and the Rochester Institute of Technology who performed a drop test with a car while inventor Zagorski stood inside the room. FEMA then asked Zagorski to travel to Oklahoma to provide this new invention to families in need of protection from tornadoes. After taking a direct hit, in the direct path of an F5 (Moore, OK.) the project became a FEMA mitigation success story. While competitors typically claim compliance through basic impact tests, OZ Saferooms is distinguished by its direct hit success and compliance with the National Performance Criteria for Tornado Shelters established by FEMA due to its seamless

(monolithic) patented technology. OZ is believed to be the only above-ground shelter to have survived a direct hit from an F5 tornado without structural damage. This event was recognized as a FEMA mitigation success story, and saving lives. The company has replaced numerous storm shelters, some less than a year old, due to consumers unaware of the OZ saferoom when they purchased their storm shelter, or realizing how unsafe the product they purchased was based on statistics, and the unsafe feeling they felt after using the product for the first time, and learning about the failures. The company's patented monolithic construction offers an 18" thick concrete ceiling, 8" to 10" thick concrete walls (based on specific models offered) and 10" base. Units weigh from 33,000 lbs. To over 100,000 lbs. of steel reinforced concrete. OZ provides unmatched durability, peace of mind and user confidence. As a result, OZ faces limited direct competition in delivering verified F5-level tornado protection.

Current Stage and Future Roadmap

Current Stage
OZ Saferooms is currently operating and generating revenue through the sale and installation of prefabricated and units formed and poured in place without the use of heavy equipment. Its Oklahoma City factory handles all fabrication, quality control, and logistics. The company has sold over 1,500 units in Oklahoma, and many outside of Oklahoma, including Texas. OZ has also transported saferooms to multiple states, including successful out-of-state deliveries to Texas, Louisiana, Kentucky, Tennessee and Indiana. In addition to residential applications, the company has also supplied saferooms for critical uses such as a temporary hospital following an F5 tornado in Moore Oklahoma. The product line includes residential models for 6 to 16 people, units capable of standard wheelchair accessibility and Commercial models. With recent innovations enabling multiple rooms built in a modular fashion allowing units to be built adjacent to one another for an unlimited size tornado Saferoom.

Future Roadmap
The Company is focused on expanding its footprint to North Texas, leveraging the region's high tornado frequency and large population to drive growth. Capital raised through this offering will be a stepping stone to expand into north Texas to open a second sales outlet. In the future OZ plans to build a prototype of the nation's first tornado-proof home on the lot that the first OZ saferoom stands to this day that took a direct hit, in the direct path of an F5, sustaining no damage and saving lives in Moore Oklahoma. This will be a showcase of its technology. The company is also exploring new applications for its unified-pour construction, including shelters for schools, emergency services, and even atomic protection. Longer-term goals may include pursuing a registered public offering on Form S-1. There can be no assurance that the Company will pursue, qualify for, or complete such an offering.

The Team

Officers and Directors

Name: Andrew Peter Zagorski

Andrew Peter Zagorski's current primary role is with OZ Saferooms.

Positions and offices currently held with the issuer:

- Position: CEO, Director
- Dates of Service: October, 2010 - Present
- Responsibilities: CEO of OZ Saferooms, Run the daily operations of the company including the coordination of crews to complete daily tasks to complete the construction or delivery of saferooms for customers.

Name: James Caruso

James Caruso's current primary role is with OZ Saferooms.

Positions and offices currently held with the issuer:
- Position: VP, CFO, Director
- Dates of Service: February 2010 - Present
- Responsibilities: Oversees the company's overall business operations, was instrumental in obtaining the OZ Patent, Registered trademarks, and has standardized many aspects of the requirements to build the OZ Saferoom, reducing overall cost and increasing efficiency. ..

Other business experience in the past three years:

- Employer: CarBros, Inc.
- Title: Pres.
- Dates of Service: February, 2010 - Present
- Responsibilities: James is a consultant for OZ Saferooms and a design engineer consulting for Engineers and developers.

Name: Jerry Kenneth Morris

Jerry Kenneth Morris's current primary role is with OZ Saferooms.

Positions and offices currently held with the issuer:
- Position: Director
- Dates of Service: September, 2016 - Present
- Responsibilities: Jerry serves on the board of directors.

 Name: Scott Floyd

Scott Floyd's current primary role is with Elevated Marketing. He spends 1 - 2 hours a week with OZ Saferooms.

Positions and offices currently held with the issuer:
- Position: Director
- Dates of Service: May, 2017 - Present
- Responsibilities: As Director, Scott will head the marketing for Oz Saferooms, Scott leads the full spectrum of marketing strategy, advertising execution, and asset management to position the

brand as the trusted leader in residential and commercial tornado protection. He works with the team to drive high-impact campaigns that convert attention into action, ensuring every visual, message, and channel aligns with our mission to protect what matters most.

Other business experience in the past three years:

- Employer: Elevated Marketing
- Title: Owner and Founder
- Dates of Service: January, 2015 - Present
- Responsibilities: Elevated Marketing is a seasoned, in-house team Scott has built and led for over a decade. While he oversees strategy and creative direction, his dedicated staff handles day-to-day operations, ensuring OZ receives full-service marketing execution without compromise

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

Bonus shares may increase dilution without increasing the proceeds received by the Company.
The company has adopted a bonus share program under which certain investors may receive additional shares without paying additional consideration. While these bonus shares are intended as an investment incentive, they increase the total number of shares outstanding relative to the proceeds raised. As a result, investors who don not qualify for bonus shares may experience greater dilution in their ownership percentage. Bonus shares do not increase the Company's gross proceeds, which remain capped at $1,235,000 in this offering. The final number of offering shares sold and bonus shares awarded will be reported publicly in the Company's Form C-U filing following the close of the offering. **See "Terms of the Offering – Maximum number of shares Offered" for additional details.**

Transferability of Securities
Investors should expect to hold this investment long-term. Securities purchased in this Offering cannot be resold for at least 12 months, and even after that, resale opportunities may be very limited. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to additional financing in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take

some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In the event of business failure, the Company's intellectual property may be the only remaining asset from which investors could potentially realize value. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product

All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that PW Capital, Inc. instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to

companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
OZ Saferooms Technology was formed on October 18, 2010. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. OZ Saferooms Technology has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining

the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for

their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
While the Company is not an internet-based business, we rely on technology systems and third-party service providers for communications, recordkeeping, and processing investor information. Like all businesses, we face risks related to cybersecurity and data protection. A significant disruption or breach of our systems, or those of our third-party providers, could result in unauthorized access to sensitive data, loss of records, or operational delays. Such an even could also damage our reputation and result in legal or regulatory consequences. Although our core construction activities are not technology-dependent, disruptions in our IT systems or third-party providers could still have an adverse effect on our business operations and financial condition, and could negatively impact your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Ownership Percentage
Andrew P. Zagorski	2,400,000	Common Stock	33.7%
	9,500	Series A Preferred Stock	0.001%

The Company's Securities

Common Stock

The amount of security authorized is 100,000,000 with a total of 7,120,300 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering
Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Series A Preferred Stock

The amount of security authorized is 9,500 with a total of 9,500 outstanding.

Voting Rights

1,000 votes per share.

Material Rights

Liquidation Preference

Undesignated Preferred Stock

The amount of security authorized is 500,000 with a total of 0 outstanding.

Voting Rights

The Board of Directors is authorized to determine or alter the voting rights.

Material Rights

The Board of Directors is authorized to determine or alter the material rights.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

 Note: On March 16, 2021, Andrew J. Zagorski (Oz Inventor and previous CEO) surrendered 6,650,000 common shares (reducing his majority voting rights and decreasing dilution for all shareholders) back to the Corporation in exchange for the 9,500 (1,000 voting shares each) Series A preferred shares issued to Andrew P. Zagorski to maintain the majority voting rights of the company.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

- **Date of offering:** 4/22/2024
  Type of security issued : Common Stock
  Final dollar amount of shares issued : $4,000
  Use of proceeds: Services Rendered
  Offering exemption relied upon: Rule 701
  Shares issued: 800

- **Date of offering:** 4/22/2024
  Type of security issued Common Stock
  Final dollar amount of shares issued $20,000
  Use of proceeds: Services Rendered **Offering exemption relied upon:** Rule 701
  Shares issued : 4,000

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Revenue</u>

Revenue for fiscal year 2023 was $1,608,734 compared to $2,132,315 in fiscal year 2024.

137 saferooms were sold in 2023 as compared to 189 sold in 2024. There were 74 recorded tornadoes in Oklahoma in 2023, and a record number of 152 tornadoes in Oklahoma were recorded in 2024. This increase in sales without a substantial increase in advertising costs is due to tornadic activity. This comparison adds relevance to our business model for expansion. OZ Saferooms can expand to an area devastated by a tornado with a low-cost temporary expansion, launch a small advertising campaign that details the need and success of the OZ Saferoom, in turn will drive demand and sales, similar to the sales obtained at the OZ main headquarters in Del City after the 2013 F5 in Moore. (Within a few months after the 2013 event, the OZ build schedule was booked through the end of 2016, after increasing crews and equipment, those contracts were completed by the end of 2014.)

<u>Cost of Sales</u>

Cost of Sales for fiscal year 2023 was $1,276,786 compared to $1,637,561 in fiscal year 2024.

Additional sales drove up the cost of sales 22% due to the 27% increase in sales from 2023 to 2024.

<u>Gross Margins</u>

Gross Profit margins for fiscal year 2023 were $1,064,432 compared to $1,433,610 in fiscal year 2024.

<u>Expenses</u>

Expenses for fiscal year 2023 were $1,100,377 compared to $1,419,061 in fiscal year 2024.

Additional sales drove up overall expenses by 22% due to the 27% increase in sales from 2023 to 2024.

Historical results and cash flows:

The Company is currently in the growth stage as revenues are generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because OZ now has a patented product and is well branded in the Oklahoma market. Evidence is also apparent that the demand shown just in 2025 from homeowners outside of Oklahoma, where there is no direct marketing for the product, who are looking for Tornado protection, find OZ solely from researching tornado protection and finding the OZ Saferoom from the company website, out of state emails are sent to OZ inquiring about pricing and the possibility to get a saferoom. Some state they researched and cannot find any product better. These requests are at the highest level since the OZ Saferoom taking the direct hit in the direct path of an F5 in Moore (2003) When its Mitigation success story was broadcast at a national level.   Past cash was primarily generated through offering shares in the company and sales of saferooms. Management may utilize the American stock market for what it was intended for; Start-up companies' would offer shares in their endeavor to raise the capital to expand, and potentially allow the stockholders to get a return on their investment. The Company may pursue a second larger offering that may get the company into a new market in North Texas, which may include preparing for a future registered offering on Form S-1. There can be no assurance that the Company will pursue, qualify for, or complete such an offering. The OZ Saferoom and everything we outline in the business model contained in the Company business plan has already been manufactured, sold, and implemented in practice as part of the Company's operations.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of May 22, 2025, the Company has capital resources available in the form of $181,000 cash on hand.

(The above will need to be adjusted prior to the release of the offering documents)

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations as a stepping stone to allow the company to expand to north Texas, which may include preparing for a future registered offering on Form S-1. There can be no assurance that the Company will pursue, qualify for, or complete such an offering.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to move the company in the direction as planned, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?
The Company will continue to function on a daily basis in any event. If the Company raises the minimum offering amount, we anticipate the Company will be able to continue operating. However, we cannot grow the business without the maximum raise of this offering. . We plan to fund a two-year PCAOB, details below, that would not be possible without a capital infusion.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, the capital will allow the Company to fund a two year PCAOB audit, which is a prerequisite for pursuing a larger registered offering. The Company also intends to allocate funds to research and development of a new door design that, if successfully tested, is expected to improve strength and reduce production time. In addition, proceeds will be used to reduce overhead by paying down mortgage debt, to replace crew equipment and vehicles, and to perform maintenance and improvements to the Company's Del City facility.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including a second crowdfunding campaign allowing the company to raise the capital to expand into north Texas. This expansion may put a highly demanded product in front of millions who are only able to buy substandard "storm shelters". The same "Storm Shelters" OZ removes for customers in Oklahoma, and replaces them with the proven OZ Tornado Saferoom.

Indebtedness

- **Owed to:** Sooner State Bank
  Amount owed: $22,736.00
  Interest rate: 4.14%
  Maturity date: 01 01, 2026
  Material terms: There are no other material terms to this debt

- **Owed to:** Sooner State Bank
  Amount owed: $372,960.00
  Interest rate: 7.5%
  Maturity date: 01 15, 2028
  Material terms: There are no other material terms to this debt

- **Owed to:** Timber Investors LLC.
  Amount owed: $255,068.00
  Interest rate: 3%
  Maturity date: 02 05, 2040
  Material terms: There are no other material terms to this debt

- **Owed to:** Sooner State Bank
  Amount owed: $40,924.00
  Interest rate: 8.5%
  Maturity date: 01 01, 2028
  Material terms: There are no other material terms to this debt

Related Party Transactions

- **Name of person:** Andrew P. Zagorski
  Relationship to company: Officer
  Nature / amount of interest in the transaction: The Company received funds in prior years from its two executives, Andrew P. Zagorski (CEO) and James Caruso (VP) to support its operations.
  Material terms of transaction: These advances were non-interest bearing and payable on demand. As of December 31, 2023, the remaining balance of the payable was $12,000 which was fully settled during 2024.

- **Name of person:** James Caruso
  Relationship to company: Officer
  Nature / amount of interest in the transaction: The Company received funds in prior years from its two executives, Andrew P. Zagorski (CEO) and James Caruso (VP) to support its operations.
  Material terms of transaction: These advances were non-interest bearing and payable on demand. As of December 31, 2023, the remaining balance of the payable was $1,500 which was fully settled during 2024.

Valuation

Pre-Money Valuation: $35,649,000

Valuation Details:

The OZ Saferoom is a patented invention. Its unique method of seamless (monolithic) construction is not a standard practice of construction outlined in any National, State or local building codes. It was said by an Engineer who knows the devastation of tornadoes clearly, that engineering for a structure to withstand the forces of an F5 tornado is not possible. A Structural Design engineer from the Rochester Institute of Technology stated that building an above ground seamless concrete structure is impossible until he saw the OZ Saferoom. The original structural engineer who applied the required calculations to the OZ Saferoom was Gregory Houser. Many years later, under FEMA grant programs in Oklahoma it became a requirement for any Saferoom that was granted a portion of its cost to be offset for the buyer with federal block grant money provided to the state, that the Product had to be engineered by a local structural Engineer. The Company contacted several structural engineers who, once found out what we were asking for, stated a seamless above ground structure built of reinforced concrete with 8" walls, 10" base and 18" ceiling is impossible. The Company finally found an Engineer who was willing to take the time to satisfy his own curiosity of such a structure and has been a consultant for OZ ever since. The Saferoom's ability to defy standard engineering practices provides the strength to protect life above ground from an F5 tornado (proven in Moore Oklahoma, documented by and being a FEMA mitigation success) With the proper capital OZ Saferooms can expand into many states in need of tornado protection. When OZ Saferooms was forced to unleash its business plan operation model after the 2013 F5 tornado in Moore Oklahoma, it proved its model works. The event also proved that Management is capable of performing to the operation model. One half of the homes in the U.S. are at risk of getting damaged or destroyed from a tornado. There are approximately 147 million homes in America as of 2024. If only 1% of 73.5 (half of 147) million (=735,000) purchased the average priced OZ Saferoom at

$12,000.00, The gross sales of this very conservative example is over 8.8 Billion. The remaining 99% of one-half the homes in threat of a tornado in the United States if added to this formula puts gross sales in the hundreds of billions. The rate of new homes built in these same areas only adds to the constant demand for more Saferooms. OZ has proven to have a superior product for tornado protection, a valuation of $35 Million can be substantiated with a single photo of only one OZ Saferoom that took the Direct hit, in the Direct path of an F5.

This pre-money valuation was calculated internally by the Company without the use of any formal third-party valuation. The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

Use of Proceeds

If we raise the minimum Target Offering Amount of $20,000 we plan to use these proceeds as follows:

- PW Capital, Inc. Commission for intermediary services
  5%

If we raise the maximum offering amount of $1,235,000, we plan to use these proceeds as follows:

- PW Capital, Inc. Commission for intermediary services
  5%
- Category: Company Expansion
  30.3%
  Description: The company plans to use the proceeds from this offering to bring the company closer to its first expansion out of Oklahoma. . This offering will help offset the expenses of a second, larger offering allowing the company to expand into North Texas. After the second offering, and the expansion into North Texas, that may increase the company's valuation, , the company plans on submitting an S1 to the SEC.

- Category: Working Capital
  30.3%
  Description: Funds will be allocated to reduce monthly overhead costs by eliminating a mortgage on the facility..

- Category: Research & Development
  30.3%
  Description: R&D and testing for an upgraded OZ sliding door and hardware. This new upgrade eliminates the need to drill and bolt the layers of the door together by utilizing industrial glue capable of binding the layers of wood and steel in a fashion that is stronger than bolting. The new method should increase strength and speed up manufacturing time. The upgrade will also create a new door roller and hardware that can eventually be manufactured by OZ Saferooms with the proper machinery. The new hardware will be stronger, require less maintenance, and reduce the

dependence of suppliers. The new door and hardware must be tested before incorporating them with the sale and construction for use on private or public OZ Saferooms. .

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.ozsaferooms.com/investors). In addition, following the close of the Offering, the Company will disclose in Form C-U both the total number of offering shares sold and the total number of bonus shares awarded pursuant to the bonus program.

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

Video URL: https://vimeo.com/922668378

Video Transcript

This is an immediate threat to the entire state but mainly in the central to southeast areas and radars are indicating potentially an EF4 to an EF5 at any time. Yeah, I'm getting communication from the guys. There is a large tornado moving through the metro area. Lots of damage. Let's go to our storm chaser Stephen. Stephen, what are you seeing out there? Yeah, Katie, this is turning into an extremely dangerous storm out here and, oh no, oh my gosh, Katie, this tornado is still on the ground. It's doing a ton of damage. Whoa, look at the size of this monster. This is turning into a violent tornado and anyone and everybody that is in the path of this storm needs to understand this is a life- threatening situation and they need to get to their safe spot right now. Yeah, Stephen, I'm seeing the same thing in your shot. This tornado has already caused significant damage to the central part of the state. We're urging everyone if you're in the path of this tornado, please seek shelter immediately and stay away from the doors.

My name is Susan Watley. You guys sold us a shelter, I don't know, maybe seven or eight years ago. I just wanted to tell you, you saved my little girl's life last night. We got hit real bad in Norman on 36th Street, Grand Canyon Drive. And I just wanted to tell you guys, thank you so much. I hope you have a blessed day. Thank you. Bye. To repeat, press 4.

Here at Oz Saferooms, your family's lives are very important to us. We save lives, and when you see the destruction of these tornadoes and what they do and what the neighborhoods look like afterwards, it's a war zone. And to see our families coming out, walking out of those safe rooms unscathed, it is huge for us. We're going out there and protecting human life.

What's so impressive about the Oz Saferoom is that we’ve already had units go through the F5s with no damage. We do not provide families with a storm shelter. We provide families with protection designed for F5 tornadoes. My father designed a monolithic, patented, seamless concrete room that you can go into to survive a direct hit from an F5. We pour the footing, the floor, the walls and the ceiling in one continuous pour. That's what we have the patent on.

I've been in the building business. I started framing houses in high school in 1973. When Drew started talking to me about the monolithic pours, I immediately understood it. It doesn't matter whether it's eight-inch concrete walls or ten-inch concrete walls. It's got a cold joint there that can break, and that's the fallacy in slabs even as cold joints hurt them. What you put together in pieces will come apart in pieces. Anything that you lag to a slab will shear from the slab. Anything you put underground will get buried by the heavy debris. When you put a post- tension cable around the edge of a slab you've got to vibrate that concrete around that post-tension cable so you don't get that honeycomb effect, where you get the air pockets, because that post-tension cable is being pulled at 30,000 pounds per square inch when they tighten it.

And if it's got a honeycomb, if it can move a quarter- inch, then it's going to probably blow out four or five inches, and you only have eight inches of concrete before that post- tension cable is no good. So then when you look at their system, where it's not only monolithic floor, but every bit of it's vibrated in. So when you strip the formboards away from them, that concrete's as smooth as can be. You don't see that honeycomb look.

When you go into these congested neighborhoods and these storms hit, you have much more of the structures and debris landing on top of you. So that's why you want to be in the Oz Saferoom, that is one continuous piece, it can't come apart. And no matter what hits it, with an 18 inch thick ceiling, that unit is built to withstand extreme impact.

Oz Saferooms has done above and beyond with our testing. We did the two by four test where they shoot it out of an air cannon. We passed the storm shelter test but we went above and beyond with a finite analysis where Rochester Institute of Technology put our safe room into the world computer and tried to destroy it. We passed with flying colors and we're one of the only companies that meets and exceeds the national performance criteria set by the federal government which states the walls cannot separate from the floor and the ceiling cannot separate from the walls. That is the Oz Saferooms.

I knew the fallacy in safe rooms was always their doors. And when you look at the technology, and it's very simple technology when you look at it, and that is they typically don't put hardware on the inside of those doors, so there's nothing to come flying off. People don't realize how important the Oz Saferoom door is. You don't have to fight the wind. When you start looking at these other products and the door swings out, trying to open up this door in high winds, once the wind catches the door, you're in trouble. They can't get them closed. And let me tell you, this is half in the ground half out of the ground. They can't even get in and out of these underground shelters.

Back in 2015, a tornado was coming through the neighborhood. We went into the shelter, the rain was coming in sideways, some water was coming into the shelter. And then in the morning, I got up and I went to work and I told my wife, when you get out there, can you kind of dry up the shelter, because I think there's some water in there. So when we opened the door of the shelter, I started crying. I said, you know, this is a death trap. I became aware of the Oz Safe Shelter and it convinced me that this is what I needed.

I'll never forget the time when our youngest son was eight months old and there was a storm moving very, very close to our home. Suddenly our ears popped and we looked at each other and we said, we've got to get the kids, we'd just put them to bed. We've got to get the kids. We've got to go into the shelter. So we ran across the house, woke the kids up. And because it was such a hurried situation, we didn't have time to pull the truck out of the garage. We were literally trying to get underneath the vehicle. And as we were there, you can't help but wonder if something terrible does happen, are we going to be trapped here?

Hey everybody, this is Ronnie Dunn. I'm in Nashville, Tennessee at my farm. And I'm standing in front of an Oz Storm Shelter, believe it or not. And I was in lower Oklahoma when the 2013 tornado hit. And I've seen the damage, I grew up in Texas, born in Texas. Spent a lot of time in Tulsa, Oklahoma. And I get it. This door, I'll let Drew and his crew tell you more about the engineering. But I just read something the other day and that tornado alley, in theory, has moved 500 miles east. And again, I'm not selling, I'm just saying. A lot of my buddies make fun of me for being in Tennessee and having a storm shelter. But we've had more tornadoes in Tennessee and the Nashville area, than we have in Oklahoma in all my years there. So it's well worth it and well worth the peace of mind.

Tornado alley is expanding. These storms have been hitting areas that have never been hit before. This is a life-saving, patented product. Let's go get this product out and save some lives.

Stronger Than the Storm Itself

OZ Saferooms has manufactured and installed over 1,800 above-ground concrete safe rooms, proven to withstand the direct hit, in the direct path of an F5 tornado and save lives.

REASONS TO INVEST

- Solves a Critical Safety Gap: OZ Saferooms are above-ground tornado shelters engineered to survive F5 tornadoes, addressing deadly failures of traditional shelters.

- Inventor-Led, FEMA-Recognized: Founded by Andrew J. Zagorski, whose design was commissioned by FEMA and validated by rigorous third-party engineering analysis.

- Battle-Tested and Validated: Tested by Hurricane Engineering Testing facility in Miami Dade and Rochester Institute of Technology, OZ's patented structure passed real-world tornado impact scenarios.

THE TEAM



Andrew Peter Zagorski - CEO, Director

Andrew has 25 years of experience with OZ Saferooms, overseeing construction, innovation, and delivery of saferooms, including the first prefabricated monolithic unit. He also leads removal programs for unsafe shelters and engages in community outreach.



James Caruso - VP, CFO, Director

James brings 30+ years in construction, contributing to design, operations, branding, and product development. He helped standardize OZ saferooms, secured trademarks, led product innovation, and supports sales, marketing, and strategy.



Jerry Morris - Director

Mr. Morris has held leadership roles in construction and development since 1970, managing federal/military projects across OK, TX, and KS. He owns Timber Investors LLC and consults on Indian Health Facilities, with decades of public-sector expertise.



Scott Floyd - Director

Scott Floyd is a seasoned creative strategist and marketing executive with 20+ years leading brand growth, content, and media strategy. At OZ Saferooms and Elevated Marketing, he builds purpose-driven campaigns that inspire trust and deliver measurable results.

THE PITCH

OZ Saferooms builds tornado saferooms designed and proven to save lives during the deadliest storms. Tested under extreme conditions and used by real families in disaster zones, our monolithic, steel-reinforced concrete rooms are redefining what protection means in tornado-prone communities.

THE PROBLEM & OUR SOLUTION

Tornadoes are one of the most violent natural disasters in the U.S., with F5 tornadoes reaching wind speeds over 200 mph. Traditional storm shelters—often underground or made of steel—can fail due to electrocution, suction, flooding, entrapment, filling with gasses, or structural compromise.

OZ Saferooms solves this with the only seamless, above-ground concrete safe room proven to withstand a direct hit in the direct path of an F5, sustained no damage, and saved lives (Moore, Oklahoma) . The success of the direct hit is a FEMA mitigation success story. Our patented design includes steel reinforcement throughout, an 18" thick monolithic concrete ceiling, 8" to 10" thick walls, and 10" base. A structure with no joints—eliminating failure points. Our sliding steel trapped doors outperform common swinging doors and have passed rigorous FEMA and ICC standards. Simply put: OZ keeps families safe when everything else fails.

Our Patented Design



USPTO PATENT NO. 10,584,509

MONOLITHIC (NO JOINTS!) THE WHOLE STRUCTURE IS FORMED & POURED ON YOUR LOT WITHOUT HEAVY EQUIPMENT. ALL WORK IS DONE BY HAND

ONE & A HALF FOOT THICK CEILING (18" THICK!)

FULLY STEEL REINFORCED HIGH STRENGTH CONCRETE

FULL STEEL CAGE IN CEILING, WALLS AND FLOOR

8 to 10" THICK WALLS

FULLY VENTILATED WELL BEYOND STANDARDS SET FOR STORM SHELTERS

A PROVEN STEEL TRAPPED SLIDING DOOR THE OZ DOOR TOOK A DIRECT HIT WITH NO DAMAGE. (SWINGING DOORS FAIL)

THE WHOLE STRUCTURE IS ANCHORED TO THE BASE WITH NO JOINTS & ANCHORED TO THE GROUND BY SHEER WEIGHT. (WINDS CAN'T GET UNDER THE SAFE ROOM TO LIFT THEM)

THE MARKET & OUR TRACTION

Over 60 million Americans live in "Tornado Alley" and other high-risk regions, with tornado-related losses topping $72 billion since 1950 in the US.. (Source: [How Many Homes Are Destroyed By Tornadoes Each Year? 2025 | ConsumerAffairs®](#)) Despite this, safe room adoption remains low due to poor options and unproven systems.

OZ Saferooms fills this critical market need. Our units have been installed in over one thousand eight hundred homes, are available in multiple sizes and can be integrated in new homes or retrofitted into existing homes, garages or accessory buildings. Our traction includes survival in direct hit in the direct path of an F5 strike in Moore,

Oklahoma—a documented FEMA mitigation successes—and repeated consumer awards, including multiple Reader's Choice wins as the top-rated saferoom in Oklahoma.

WHY INVEST

OZ Saferooms is not just an idea—it's a proven product with a life-saving track record, trusted by families in the heart of Tornado Alley. Be part of protecting lives where it matters most. Invest today.